March 15, 2005

Via U.S. Mail

Mr. Scott G. McNealy
Chief Executive Officer
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

RE:		Sun Microsystems, Inc.
      Form 10-K for the fiscal year ended June 30, 2004
		File No. 0-15086

Dear Mr. McNealy:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note the disclosure in your Form 10-K for the fiscal year ended Jun 30, 2003, and your Form 10-Q for the fiscal quarter ended September 28, 2003, regarding communications from the U.S. Commerce
Department`s Bureau of Industry and Security relating to possible violations of law in connection with your exports to Syria, and the fact that a denial of export privileges by the Bureau as penalty for any violations would have a material adverse effect on your business.
We note also that, while your Form 10-K for the fiscal year ended June 30, 2004 discusses your settlement arrangements with the Bureau, and includes general disclosure about the risks associated with your international customers and operations and the adverse consequences that would flow from any violation of export control laws, that filing makes no mention of any activity specifically related to Syria.

Advise us whether you exported to Syria during 2004, and whether you currently export to Syria. Furthermore, in light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us in reasonable detail the Company`s past, and any present, operations in Syria; advise us of the materiality to the Company of its operations in Syria; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.


Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance